FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                           DIVIDEND ANNOUNCEMENT


HSBC HOLDINGS PLC - FIRST INTERIM DIVIDEND FOR 2005


As envisaged in the announcement of the 2004 Annual Results on 28 February 2005, the Board of HSBC Holdings plc has declared a first interim dividend of US$0.14 per ordinary share in respect of the year ending 31 December 2005. The dividend will be payable on 6 July 2005 to shareholders on the Register on 20 May 2005. The ordinary shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 18 May 2005 and in Paris on 23 May 2005. The American Depositary Shares will be quoted ex-dividend in New York on 18 May 2005.


The Board has adopted a policy of paying quarterly dividends. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend.


Payment on Ordinary Shares


The first interim dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 27 June 2005, with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 1 June 2005, and elections will be required to be made by 22 June 2005.


Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 20 May 2005 in order to receive the dividend.


The Hong Kong Overseas Branch Register of shareholders will be closed for one day, on Friday 20 May 2005. Any person who has acquired shares registered on that Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 19 May 2005 in order to receive the dividend. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.


Any person who has acquired shares registered on the Bermuda Overseas Branch Register of shareholders but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 20 May 2005 in order to receive the dividend.


Payment on shares held through Euroclear France


The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 6 July 2005 to the holders of record on 20 May 2005. The dividend will be payable in cash, in euros at the exchange rate on 27 June 2005, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 18 and 25 May.


Payment on American Depositary Shares


The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 6 July 2005 to holders of record on 20 May 2005. The dividend of US$0.70 per American Depositary Share will be payable in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 27 May 2005, and elections will be required to be made by 10 June 2005. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary.


Any person who has acquired American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Friday 20 May 2005 in order to receive the dividend.


INTERIM RESULTS AND SECOND, THIRD AND FOURTH INTERIM DIVIDENDS FOR 2005


As indicated in the announcement of the 2004 Annual Results, the interim results for the six months to 30 June 2005 will be announced on Monday 1 August 2005.


The proposed timetables for the second, third and fourth interim dividends in respect of 2005 are:



                                                                                                        2005

Second interim dividend for 2005
Announcement                                                                                        1 August

Shares quoted ex-dividend in London, Hong Kong and Bermuda; American Depositary Shares (ADSs)       17 August
quoted ex-dividend in New York

Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day           19 August

Shares quoted ex-dividend in Paris                                                                  22 August

Payment date                                                                                        5 October

Third interim dividend for 2005
Announcement                                                                                        7 November

ADSs quoted ex-dividend in New York                                                                 22 November

Shares quoted ex-dividend in London, Hong Kong and Bermuda                                          23 November

Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day           25 November

Shares quoted ex-dividend in Paris                                                                  28 November

                                                                                                    2006

Payment date                                                                                        19 January

Fourth interim dividend for 2005
Announcement                                                                                        6 March

Shares quoted ex-dividend in London, Hong Kong and Bermuda; ADSs quoted ex-dividend in New York     22 March

Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day           24 March

Shares quoted ex-dividend in Paris                                                                  27 March

Payment date                                                                                        11 May




The Directors of HSBC Holdings plc are Sir John Bond, Baroness Dunn*, Sir Brian Moffat+, S K Green, A W Jebson, Lord Butler+, R K F Ch'ien+, J D Coombe+, D G Eldon, R A Fairhead+, D J Flint, W K L Fung+, M F Geoghegan, S Hintze+, J W J Hughes-Hallett+, Sir John Kemp-Welch+, Sir Mark Moody-Stuart+, S W Newton+, H Sohmen* and Sir Brian Williamson+.


* Non-executive Director

+ Independent non-executive Director

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  03 May 2005